Exhibit (d)(12)(b)

MAINSTAY VP FUNDS TRUST

AMENDMENT TO THE SUBADVISORY AGREEMENT

This Amendment to the Subadvisory Agreement, made as of the 1st day of May, 2018 (the “Amendment”), between New York Life Investment Management LLC, a Delaware limited liability company (the “Manager”) and Cushing® Asset Management LP, a Texas limited partnership (the “Subadvisor”).

WHEREAS, the parties hereto have entered into a Subadvisory Agreement effective as of May 1, 2015, as amended (the “Agreement”); and

WHEREAS, the parties hereby wish to amend Schedule A of the Agreement to reflect a revised subadvisory fee for the MainStay VP Cushing Renaissance Advantage Portfolio.

NOW, THEREFORE, the parties agree as follows:

(i)          Effective May 1, 2018, Schedule A is hereby amended by deleting it in its entirety and replacing it with the Schedule attached hereto.

[The Remainder Of This Page Has Been Left Blank Intentionally.]

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IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized officers and attested effective as of the date first written above.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

Attest:	/s/ Thomas Lynch	By:	/s/ Yie-Hsin Hung
Name:	Thomas Lynch	Name:	Yie-Hsin Hung
Title:	Director and Associate General Counsel	Title:	Chief Executive Officer

CUSHING ASSET MANAGEMENT, LP

Attest:	/s/ Barry Greenberg	By:	Swank Capital LLC, its general partner
Name:	Barry Greenberg
Title:	General Counsel and Chief
		By:	/s/ Jerry V. Swank
		Name:	Jerry V. Swank
		Title:	Managing Member

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SCHEDULE A

(As of May 1, 2018)

As compensation for services provided by Subadvisor the Manager will pay the Subadvisor and Subadvisor agrees to accept as full compensation for all services rendered hereunder, at an annual subadvisory fee equal to the following:

PORTFOLIO	ANNUAL RATE
MainStay VP Absolute Return Multi-Strategy Portfolio* • Sleeves within the Portfolio:
i. Cushing Midstream MLP Alpha	0.625%
ii. Cushing Upstream MLP Royalty	0.625%
MainStay VP Cushing Renaissance Advantage Portfolio	0.55% on assets up to $500 million; and 0.525% on assets over $500 million

The portion of the fee based upon the average daily net assets of the Portfolio shall be accrued daily at the rate of l/(number of days in calendar year) of the annual rate applied to the daily net assets of the Portfolio.

Payment will be made to the Subadvisor on a monthly basis.

*The Manager has agreed to waive a portion of the Portfolio’s management fee or reimburse the expenses of the appropriate class of the Portfolio so that the class total ordinary operating expenses do not exceed certain amounts. These waivers or expense limitations may be changed with Board approval. To the extent the Manager has agreed to waive its management fee or reimburse expenses, the Subadvisor has voluntarily agreed to waive or reimburse its fee in proportion to the percentage of the total subadvisory fee that the Subadvisor earns. The Subadvisor’s share of such waivers or reimbursements shall not exceed the subadvisory fee payment the Subadvisor receives from the Manager for such Portfolio. Subadvisor agrees to bear pro-rata in the impact of any management fee breakpoints that may arise upon the achievement of economies of scale as a result of asset growth of the Portfolio.

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